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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-14188

                           NOTIFICATION OF LATE FILING

      (Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
                                 [ ] Form N-SAR

                       For Period Ended: November 30, 2000

                                 ---------------

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                 -----------------------------


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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                 ---------------

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                            REGISTRATION INFORMATION

Full Name of Registrant:  Surge Components, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 1016 Grand Boulevard

City, State and Zip Code: Deer Park, NY 11729


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                                     PART II
                             RULES 12B-25(B) AND (C)

         If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20 F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

         The registrant terminated a proposed acquisition of substantially all of the assets of one company, acquired another company and restructured its proposed transaction to create a Delaware parent corporation, removing such items as tracking stocks for the Delaware parent corporation, all during the fourth quarter of the registrant's fiscal year ended November 30, 2000 and subsequent to such fiscal year end. Such transactions required the registrant to devote substantial effort and expense which otherwise would have been devoted to the preparation and filing of the registrant's Annual Report on Form 10-KSB for the fiscal year ended November 30, 2000. For such reason, the subject Form 10-KSB could not be filed within the prescribed period.


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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

         Ira Levy                  631                   595-1818
      ----------------        ------------           ----------------
          (Name)               (Area Code)            (Telephone No.)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports.

                                                            [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes   [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the fiscal year ended November 30, 1999, the registrant reported consolidated net sales of approximately $12.1 million and consolidated net income of $85,000. For the fiscal year ended November 30, 2000, the registrant anticipates reporting consolidated net sales in excess of $35 million and a consolidated net loss in excess of $11 million. The consolidated net loss for the fiscal year ended November 30, 2000 results from, among other things, charges exceeding $11 million relating to a terminated proposed acquisition and a financial consulting arrangement.

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                             Surge Components, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 1, 2001                           By:  /s/ IRA LEVY
                                                  -----------------------------
                                                  Ira Levy, President